Exhibit 99.15

Execution Version

FIRST AMENDING AGREEMENT TO THE INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT is made as of the 22nd day of March, 2019.

AMONG:

MIDAS GOLD CORP., a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as the "Corporation")

– and –

BARRICK GOLD CORPORATION, a corporation existing under the laws of the Province of British Columbia

(hereinafter referred to as the "Investor")

WHEREAS the Corporation and the Investor are party to an investor rights agreement dated May 16, 2018 (the "IR Agreement");

AND WHEREAS the Parties have agreed to amend the IR Agreement as provided for in this First Amending Agreement to the Investor Rights Agreement (the "First Amending Agreement");

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
General

1.1	Definitions

In this First Amending Agreement unless otherwise defined herein, or the context otherwise requires, all capitalized terms have the respective meanings ascribed thereto in the IR Agreement.

1.2	Interpretation

This First Amending Agreement amends the IR Agreement and shall be read in conjunction therewith. In the event of any conflict or inconsistency between the IR Agreement and this First Amending Agreement, the provisions of this First Amending Agreement shall prevail. All references in this First Amending Agreement to Sections, unless otherwise expressly provided herein, are references to Sections of the IR Agreement. All references in this First Amending Agreement to the "Agreement" are references to the IR Agreement, as amended by this First Amending Agreement.

ARTICLE 2

amendments to the IR Agreement

2.1	Section 1.1

(a)               Section 1.1 of the IR Agreement is amended by inserting the following defined terms in the appropriate alphabetical order in such section:

““Participation Commitment” has the meaning set forth in Section 6.4(c);

“Participation Commitment Notice” has the meaning set forth in Section 6.4(c);

“Participation Commitment Shares” has the meaning set forth in Section 6.4(c);

“Standby Commitment Amount” has the meaning set forth in Section 6.4(d);

“Standby Commitment Notice” has the meaning set forth in Section 6.4(d);”.

(b)               Section 1.1 of the IR Agreement is further amended by replacing “Section 6.4(c)” in the definition of “Standby Commitment” with “Section 6.4(d)”.

2.2	Section 4.5

Section 4.5 of the IR Agreement is amended by deleting such section and replacing it with the following:

“(a)       The Corporation agrees to take any and all commercially reasonable steps as are required to facilitate the rights or commitments, as applicable, of the Investor set forth in this Article 4 and in Section 6.4 (to the extent that the Corporation delivers a Participation Commitment Notice or Standby Commitment Notice), including: (i) undertaking a private placement or directed offering of Offered Securities (including Participation Commitment Shares, to the extent that a Permitted Offering is completed) to the Investor as part of such Offering or Issuance; (ii) if required, increasing the size of the Offering or Issuance to satisfy its obligations to the Investor pursuant to Sections 4.2 through 4.4, inclusive, and its obligations to each of Paulson and Teck pursuant to the Existing Participation Rights; and (iii) undertaking a private placement of Top-up Shares or Standby Commitment Shares (to the extent that the Standby Commitment is utilized) to the Investor, in each case, subject to obtaining any regulatory or other approvals required by applicable law or the TSX and any other stock exchange on which the Common Shares are then listed and/or traded.

(b)       If (i) the Corporation delivers a Participation Commitment Notice or Standby Commitment Notice to the Investor in accordance with Section 6.4; or (ii) the Corporation receives an Exercise Notice from the Investor within the Notice Period, the Corporation shall use its commercially reasonable efforts to obtain all required approvals (including the approval(s) of the TSX and any other stock exchange on which the Common Shares are then listed and/or traded and any required approvals under Canadian Securities Laws and, subject to Section 4.5(c), any Shareholder approval required under applicable law, including by using commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and any shares of the Corporation entitled to vote on the matter and all votes received by proxy in favour of the issuance of the Offered Securities, the Top-up Shares, the Participation Commitment Shares or the Standby Commitment Shares, as applicable, to the Investor), in order to issue to the Investor, against payment of the subscription price payable in respect thereof (as determined pursuant to Section 6.4, 4.6(a) or 4.6(b), as applicable), that number of Offered Securities, Top-up Shares, Participation Commitment Shares or Standby Commitment Shares, as applicable, set forth in the Exercise Notice, the Participation Commitment Notice or the Standby Commitment Notice, as applicable.

(c)       If the Corporation is required by the TSX or otherwise under applicable law to seek Shareholder approval for the issuance of all or a portion the Offered Securities, the Top-up Shares, the Participation Commitment Shares or the Standby Commitment Shares, as applicable, to the Investor, then the Corporation shall: (i) complete the issuance of that portion, if any, of the Offered Securities, the Top-up Shares, the Participation Commitment Shares or the Standby Commitment Shares which may be issued without prior Shareholder approval, as applicable, to the Investor in accordance with the terms of Article 4 and/or Section 6.4, as applicable; (ii) call and hold a meeting of its Shareholders to consider the issuance of the Offered Securities, the Top-up Shares, the Participation Commitment Shares or the Standby Commitment Shares, as applicable, to the Investor which are subject to Shareholder approval as soon as reasonably practicable, and in any event such meeting shall be held within 60 days after the date that the Corporation is advised by the TSX or other applicable Governmental Entity that it will require such Shareholder approval; and (iii) recommend approval of the issuance of the Offered Securities, the Top-up Shares, the Participation Commitment Shares or the Standby Commitment Shares, as applicable, which are subject to Shareholder approval to the Investor and shall solicit proxies in support thereof. The Investor shall have a reasonable advance right to review and provide comments on all materials to be provided to the Shareholders in connection with such meeting, and the Corporation shall give reasonable consideration to all such comments made and shall incorporate all comments that relate to or refer to the Investor, to the extent commercially reasonable.

(d)       If the purchase and sale of all or a portion of any Offered Securities, Top-up Shares, Participation Commitment Shares or Standby Commitment Shares, as applicable, to the Investor is delayed as a result of the need to obtain TSX, Shareholder or any other approval: (i) the sale of the portion (if any) of any Offered Securities, Top-up Shares, Participation Commitment Shares or Standby Commitment Shares, as applicable, for which such approval is either not required or has been obtained shall be completed in accordance with Article 4 or Section 6.4, as applicable; (ii) the sale of the remainder of the Offered Securities, Top-up Shares, Participation Commitment Shares or Standby Commitment Shares, as applicable, shall be completed within five Business Days of receipt of the last of such required approvals; and (iii) any decrease in the percentage ownership interest of the Investor occurring between the time of the delivery of the Offering Notice, Top-up Notice, Participation Commitment Notice or Standby Commitment Notice, as applicable, and the issuance of Offered Securities, Top-up Shares, Participation Commitment Shares or Standby Commitment Shares, as applicable, to the Investor shall be disregarded for all purposes of this Agreement and, notwithstanding any other provision of this Agreement, the percentage ownership interest of the Investor shall be deemed to be unchanged until the Offered Securities, the Top-up Shares, the Participation Commitment Shares or the Standby Commitment Shares, as applicable, have been issued and sold to the Investor.”.

2.3	Section 6.4

Section 6.4 of the IR Agreement is amended by deleting such section and replacing it with the following:

"6.4      Limitation on Offerings: Participation Commitment; Standby Commitment

(a)       The Corporation covenants and agrees that it shall not undertake an Offering of Offered Securities prior to the six month anniversary of the Closing Date.

(b)       During the six month period commencing on the six month anniversary of the Closing Date, the Corporation covenants and agrees that it shall not undertake or launch any Offering of Offered Securities unless such Offering (a "Permitted Offering") complies with the following requirements:

(i)	the Permitted Offering shall be an Offering of Common Shares;

(ii)	the aggregate gross proceeds from all Permitted Offerings shall not exceed US$25 million; and

(iii)	the price of the Common Shares sold in such Permitted Offering (the "Offer Price") shall not be lower than 90% of the Market Price of the Common Shares nor exceed 95% of the Market Price of the Common Shares, in each case calculated as of the date of public announcement of such Permitted Offering. If the Offer Price is lowered by the Corporation in the course of any Permitted Offering, the Investor will be entitled to pay the lowest price paid to the Corporation by any investor in the relevant Permitted Offering without regard to any applicable fees or commissions (except for any such fees or commissions that are paid or payable to the ultimate beneficial purchasers of such Offered Securities) and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Offering) to the extent that it has already remitted funds to the Corporation in payment in connection with such Offering.

(c)       The Investor covenants and agrees (the “Participation Commitment”) that upon receipt of an Offering Notice delivered in accordance with Section 4.1 in respect of any Permitted Offering (a “Participation Commitment Notice”) it will subscribe, at the Offer Price, and otherwise on substantially the same terms and conditions of the Permitted Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable law from fulfilling the Participation Commitment on substantially the same terms and conditions as the Permitted Offering, the Corporation shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit) for such number of Common Shares as will allow the Investor to have a percentage ownership interest in the issued and outstanding Common Shares of 19.9% (the “Participation Commitment Shares”), after giving effect to such Permitted Offering and the number of Offered Securities ultimately issued as a result thereof (including any Standby Commitment Shares).

(i)	Notwithstanding any other provision of this Agreement: (A) the Participation Commitment Notice shall be delivered no later than the date of public announcement of such Permitted Offering; and (B) the Investor shall not be required to deliver an Exercise Notice as a result of the delivery of a Participation Commitment Notice.

(ii)	Subject to Section 4.5(d), the issuance of Participation Commitment Shares to the Investor shall occur on the same date as the Permitted Offering to Third Parties is completed. In the event that Shareholder approval is required in respect of the issuance of any of the Participation Commitment Shares due to the utilization by the Corporation of the Standby Commitment, the Corporation shall issue only that number of Participation Commitment Shares for which Shareholder approval is not required on the same date as the Permitted Offering to Third Parties is completed, with the remaining Participation Commitment Shares to be issued following receipt of Shareholder approval in accordance with Section 4.5(d). If the Corporation has not issued the Offered Securities, including the Participation Commitment Shares (but excluding any such Participation Commitment Shares and Standby Commitment Shares in respect of which Shareholder approval is required), in connection with the applicable Permitted Offering within 45 days of the delivery of the Participation Commitment Notice in respect of such Permitted Offering, the Participation Commitment and the Standby Commitment shall automatically terminate without any further action on the part of any Party.

(d)       The Investor covenants and agrees (the "Standby Commitment") that in connection with the Permitted Offering(s) it will purchase, at the Offer Price, and otherwise on substantially the same terms and conditions of the applicable Permitted Offering (provided that, if the Investor is prohibited by Canadian Securities Laws or other applicable law from fulfilling the Standby Commitment on substantially the same terms and conditions as the Permitted Offering, the Corporation shall use commercially reasonable efforts to enable the Investor to participate on terms and conditions that are as substantially similar as circumstances permit) up to a maximum of US$5 million (the “Standby Commitment Amount”) in Common Shares at the Offer Price. The Standby Commitment Amount will be reduced by (x) the aggregate Offer Price of the Participation Commitment Shares and (y) the gross proceeds in the Permitted Offering(s) of Common Shares sold to Third Parties. For greater certainty, the Standby Commitment Amount shall be reduced on a dollar-for-dollar basis by the aggregate amount of gross proceeds raised through the sale of Common Shares to Third Parties in the Permitted Offering(s) (including to Barrick pursuant to the Participation Commitment). The Investor’s obligation under the Participation Commitment shall be unaffected by any reduction in the Standby Commitment Amount pursuant to this Section 6.4(d). The Corporation shall deliver notice in writing to the Investor of any intention to utilize the Standby Commitment (a “Standby Commitment Notice”) at least five Business Days but not more than ten Business Days prior to the closing of the Permitted Offering and in any event prior to May 16, 2019, being the one year anniversary of the date of this Agreement.”.

ARTICLE 3
MISCELLANEOUS

3.1	Confirmation of IR Agreement

The IR Agreement, as amended by this First Amending Agreement, is hereby confirmed in all respects and continues in full force and effect, with time remaining of the essence.

3.2	Counterparts

This First Amending Agreement may be executed in any number of counterparts (whether by fax or other electronic means), each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF the parties have executed this Agreement.

Midas gold corp.
by
Name:
Title:

BARRICK GOLD CORPORATION
by
Name:
Title:

Name:
Title: